**U.S. DEPARTMENT OF LABOR, U.S. SECURITIES AND EXCHANGE COMMISSION**

ON MARCH 19, 2015, THE BANK OF NEW YORK MELLON CORPORATION ("BNYMC") ANNOUNCED THAT IT HAS RESOLVED SUBSTANTIALLY ALL OF THE FX STANDING INSTRUCTION-RELATED ACTIONS CURRENTLY PENDING AGAINST BNYMC AND BNY MELLON. IN ADDITION, BNY MELLON REACHED SETTLEMENTS WITH THE U.S. DEPARTMENT OF LABOR ("DOL") AND THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC"). BNY MELLON WILL PAY $14 MILLION TO THE DOL, WHICH WILL FULLY RESOLVE THE DOL MATTER. BNY MELLON HAS ALSO REACHED A SETTLEMENT IN PRINCIPLE WITH THE SEC. UNDER THE TERMS OF THE AGREEMENT WITH THE SEC STAFF, WHICH IS SUBJECT TO COMMISSION APPROVAL, BNY MELLON WILL PAY $30 MILLION TO THE SEC WHICH WILL FULLY RESOLVE THE SEC MATTER.